EXHIBIT 99.3

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 9, 2025

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources and Corporate Officer
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of ordinary shares
Currency	GBP
Price	£31.00
Volume	9,000
Total	£279,026.65
Aggregated information:
Price	£31.00
Volume	9,000
Total	£279,026.65
Date of transaction	March 5, 2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of ordinary shares
Currency	GBP
Price	£31.07
Volume	6,000
Total	£186,420
Aggregated information:
Price	£31.07
Volume	6,000
Total	£186,420
Date of transaction	March 6, 2026
Place of transaction	London Stock Exchange

Julie Keefe
Deputy Company Secretary

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Shell Media Relations
International, UK, European Press: +44 20 7934 5550